

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2012

<u>Via Mail</u>
Si Xian Min, Chairman
China Southern Airlines Company Limited
278 Ji Chang Road
Guangzhou, 510405
People's Republic of China

      Re: **China Southern Airlines Company Limited**
               Form 20-F for the Fiscal Year Ended December 31, 2011
               Filed April 27, 2012
               File No. 1-14660

Dear Mr. Min:

      We refer you to our comment letter dated August 1, 2012, regarding business contacts with Iran and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ Cecilia Blye

                                          Cecilia Blye, Chief
                                          Office of Global Security Risk

cc: Max Webb
       Assistant Director
       Division of Corporation Finance